Exhibit L

                             Warrant dated May
                             10, 1996,
                             exercisable by the
                             Mezzanine Fund for
                             the purchase of
                             215,000 shares of
                             Stock.

     The Warrant represented by this certificate has not been registered, under either the Securities Act of 1933, as amended, or applicable state securities laws. It may not be sold, offered for sale or transferred in the absence of an effective registration under the Securities Act of 1933, as amended, and the applicable state securities laws or an opinion of counsel satisfactory in form and substance to counsel for the Company that such transaction will not result in a prohibited transaction under the Securities Act of 1933, as amended, or the applicable state securities laws.


                                   WARRANT

                 To Purchase 215,000 Shares of Common Stock
                                      of
                       Eagle Pacific Industries, Inc.


           THIS CERTIFIES THAT, for good and valuable consideration, William Blair Mezzanine Capital Fund, L.P. ( "Blair"), or its registered assigns, is entitled to subscribe for and purchase from Eagle Pacific Industries, Inc., a Minnesota corporation (the "Company"), at any time up to and including March 16, 1998, Two Hundred Fifteen Thousand (215,000) fully paid and nonassessable shares of the Common Stock of the Company at the price of $3.25 per share (the "Warrant Exercise Price"), subject to the antidilution provisions of this Warrant. The shares which may be acquired upon exercise of this Warrant are referred to herein as the "Warrant Shares." As used herein, the term "Holder" means Blair, any party who acquires all or a part of this Warrant as a registered transferee of Blair, or any record holder or holders of the Warrant Shares issued upon exercise, whether in whole or in part, of the Warrant; the term "Common Stock" means and includes the Company's presently authorized common stock, no par value, and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company; and the term "Convertible Securities" means any stock or other securities convertible into, or exchangeable for, Common Stock.

           This Warrant is subject to the following provisions, terms and conditions:

           1.    Exercise; Transferability.

           (a) The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Stock), by written notice of exercise (in the form attached hereto) delivered to the Company at the principal office of the Company prior to the expiration of this Warrant and accompanied or preceded by the surrender of this Warrant along with one of the following methods of payment in the amount of the Warrant Exercise Price for such shares: (i) if the Company or any Company subsidiary owes Blair any funds pursuant to loans, promissory notes or otherwise, Blair may provide appropriate documentation to reflect the reduction of such indebtedness owed to Blair from the Company or Company subsidiary by the amount of the Warrant Exercise Price; (ii) in the event there is insufficient indebtedness to allow all or part of the offset provided in (i), then Blair may pay the Warrant Exercise Price of such shares by assigning and transferring to the Company a number of shares of Common Stock which when multiplied by the then Fair Market Value (as defined in Section 9 below) of a share of the Company's Common Stock (as in effect immediately prior to the time of exercise) is at least equal to the Warrant Exercise Price for such shares (the shares of Common Stock so assigned and transferred may be a portion of the shares of Common Stock acquired in such exercise of this Warrant); or (iii) a check or other form of cash payment.

           (b) This Warrant is transferable in whole or in part, subject to applicable federal and state securities laws and regulations. This Warrant may not be sold, transferred, assigned, hypothecated or divided into two or more Warrants of smaller denominations, nor may any Warrant Shares issued pursuant to exercise of this Warrant be transferred, except as provided in
     Section 7 hereof.

           2. Exchange and Replacement. Subject to Sections l and 7 hereof, this Warrant is exchangeable upon the surrender hereof by the Holder to the Company at its office for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of Warrant Shares purchasable hereunder, each of such new Warrants to represent the right to purchase such number of Warrant Shares (not to exceed the aggregate total number purchasable hereunder) as shall be designated by the Holder at the time of such surrender. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant; provided, however, that if Blair shall be such Holder, an agreement of indemnity by such Holder shall be sufficient for all purposes of this Section 2. This Warrant shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange or replacement. The Company shall pay all expenses, taxes (other than stock transfer taxes), and other charges payable in connection with the preparation, execution, and delivery of Warrants, exercise of Warrants and issuance of the Warrant Shares pursuant to this
     Section 2.

           3.    Issuance of the Warrant Shares.

           (a) The Company agrees that the shares of Common Stock purchased hereby shall be and are deemed to be issued to the Holder as of the close of business on the date on which this Warrant shall have been surrendered and the payment made for such Warrant Shares as aforesaid. Subject to the provisions of the next section, certificates for the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding fifteen (15) days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the right to purchase the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the Holder within such time.

           (b) Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for Warrant Shares upon exercise of this Warrant except in accordance with exemptions from the applicable securities registration requirements or registrations under applicable securities laws. Nothing herein, however, shall obligate the Company to effect registrations under federal or state securities laws. If registrations are not in effect and if exemptions are not available when the Holder seeks to exercise the Warrant, the Warrant exercise period will be extended, if need be, to prevent the Warrant from expiring, until such time as either registrations become effective or exemptions are available, and the Warrant shall then remain exercisable for a period of at least 30 calendar days from the date the Company delivers to the Holder written notice of the availability of such registrations or exemptions. The Holder agrees to execute such documents and make such representations, warranties, and agreements as may be reasonably required solely to comply with the exemptions relied upon by the Company, or the registrations made, for the issuance of the Warrant Shares.

           4. Covenants of the Company. The Company covenants and agrees that all Warrant Shares will, upon issuance, be duly authorized and issued, fully paid, nonassessable, and free from all taxes, liens, charges and preemptive or similar rights with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

           5. Antidilution Adjustments. The provisions of this Warrant are subject to adjustment as provided in this Section 5.

           (a) The Warrant Exercise Price shall be adjusted from time to time such that in case the Company shall hereafter:

                 (i) pay any dividends on any class of stock of the Company payable in Common Stock or securities convertible into Common Stock;

                 (ii) subdivide its then outstanding shares of Common Stock into a greater number of shares; or

                 (iii) combine outstanding shares of Common Stock, by reclassification or otherwise;

     then, in any such event, the Warrant Exercise Price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price (calculated to the nearest full cent) determined by dividing
     (a) the number of shares of Common Stock outstanding immediately prior to such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock), multiplied by the then existing Warrant Exercise Price, by (b) the total number of shares of Common Stock outstanding immediately after such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock), and the resulting quotient shall be the adjusted Warrant Exercise Price per share.
     An adjustment made pursuant to this Subsection shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors shall determine the allocation of the adjusted Warrant Exercise Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock. All calculations under this Subsection shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be. In the event that at any time as a result of an adjustment made pursuant to this Subsection, the holder of any Warrant thereafter surrendered for exercise shall become entitled to receive any shares of the Company other than shares of Common Stock, thereafter the Warrant Exercise Price of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this Section.

           (b) If and whenever the Company shall (1) issue or sell any shares of its Common Stock for a consideration per share less than the Fair Market Value of the Company's Common Stock (as adjusted for appropriate discounts due to the restricted nature of the securities) in effect immediately prior to the time of such issuance or sale, (2) issue or sell any warrants, options or other rights to acquire shares of its Common Stock at a purchase price less than the Fair Market Value of the Company's Common Stock (as adjusted for appropriate discounts due to the restricted nature of the securities) in effect immediately prior to the time of such issuance or sale, or (3) issue or sell any other securities that are convertible into shares of its Common Stock for a purchase or exchange price less than the Fair Market Value of the Company's
     Common Stock (as adjusted for appropriate discounts due to the restricted nature of the securities) in effect immediately prior to the time of such issuance or sale (except for the issuance of options or warrants approved by the Board of Directors of the Company to employees, director and consultants), then, upon such issuance or sale, the Warrant Exercise Price shall be reduced to the price at which such shares of Common Stock are being issued or sold by the Company or the price at which such other securities are exercisable or convertible into shares of the Company's Common
     Stock; provided, however, that no such adjustment in the Warrant Exercise Price shall be made upon the issuance of shares of Common Stock pursuant to (i) options, warrants, convertible securities and other rights to acquire shares listed on Schedule 1 to that certain Amendment Agreement dated May 10, 1996 by and between Blair, the Company, Eagle Plastics, Inc., Pacific Plastics, Inc. and Arrow Pacific Plastics, Inc. or (ii) the conversion or exercise into shares, and related issuance, of Common Stock pursuant to any warrant, option or other right to acquire shares of Common Stock that, upon the issuance of such warrant, option or other right did not require an adjustment to the Warrant Exercise Price pursuant hereto.

           (c) Upon each adjustment of the Warrant Exercise Price pursuant to Section 5(a) above, the Holder of each Warrant shall thereafter (until another such adjustment) be entitled to purchase at the adjusted Warrant Exercise Price the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares specified in such Warrant (as adjusted as a result of all adjustments in the Warrant Exercise Price in effect prior to such adjustment) by the Warrant Exercise Price in effect prior to such adjustment and dividing the product so obtained by the adjusted Warrant Exercise Price.

           (d) In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), there shall be no adjustment under Subsection (a) of this Section above but the Holder of each Warrant then outstanding shall have the right thereafter to convert such Warrant into the kind and amount of shares of stock and other securities and property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale, or conveyance had such Warrant been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale, or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section with respect to the rights and interests thereafter of any Holders of the Warrant, to the end that the provisions set forth in this Section shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock and other securities and property thereafter deliverable on the exercise of the Warrant. The provisions of this Subsection shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

           (e) Upon any adjustment of the Warrant Exercise Price, then and in each such case, the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the Holder as shown on the books of the Company, which notice shall state the Warrant Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

           (f)   In case at any time:

                 (i) The Company shall pay any dividend upon its Common Stock payable in stock or make any distribution (other than cash dividends) to the holders of its Common Stock; or

                 (ii) The Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other rights; or

                 (iii) There shall be any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale, conveyance, lease or other transfer of all or substantially all of its assets to, another corporation; or

                 (iv) There shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

     then in any one or more of such cases, the Company shall give prior written notice, by first class mail, postage prepaid, addressed to each registered Holder at the address of such Holder as shown on the books of the Company, of the date on which (a) the books of the Company shall close or a record shall be taken for such stock dividend, distribution or subscription rights or (b) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least twenty (20) days prior to the action in question and not less than twenty (20) days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

           6. No Voting Rights. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

           7.    Notice of Transfer of Warrant or Resale of the Warrant
     Shares.

           (a) Subject to the sale, assignment, hypothecation, or other transfer restrictions set forth in Section 1 hereof, the Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any

     Warrant Shares of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company's counsel and to counsel to the original purchaser of this Warrant. If in the reasonable opinion of each such counsel the proposed transfer may be effected without registration or qualification (under any federal or state securities laws), the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Warrant or to dispose of Warrant Shares received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend may be endorsed on this Warrant or the certificates for such Warrant Shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel and satisfactory to the Company to prevent further transfers which would be in violation of Section 5 of the 1933 Act and applicable state securities laws; and provided further that the prospective transferee or purchaser shall execute such documents and make such representations, warranties, and agreements as may be reasonably required solely to comply with the exemptions relied upon by the Company for the transfer or disposition of the Warrant or Warrant Shares.

           (b) If in the opinion of either of the counsel referred to in this Section 7, the proposed transfer or disposition of this Warrant or such Warrant Shares described in the written notice given pursuant to this Section 7 may not be effected without registration or qualification of this Warrant or such Warrant Shares the Company shall promptly give written notice thereof to the Holder, and the Holder will limit its activities in respect to such as, in the opinion of both such counsel, are permitted by law.

           8. Fractional Shares. Fractional shares shall not be issued upon the exercise of this Warrant, but in any case where the holder would, except for the provisions of this Section, be entitled under the terms hereof to receive a fractional share, the Company shall, upon the exercise of this Warrant for the largest number of whole shares then called for, pay a sum in cash equal to the sum of (a) the excess, if any, of the Fair Market Value (as defined in Section 9 below) of such fractional share over the proportional part of the Warrant Exercise Price represented by such fractional share, plus (b) the proportional part of the Warrant Exercise Price represented by such fractional share.

           9. For purposes of this Agreement, "Fair Market Value" of a share of the Company's Common Stock as of a particular date (the "Determination Date") shall mean:

           (a) If the Company's Common Stock is traded on an exchange or is quoted on the Nasdaq National Market, then the average closing or last sale prices, respectively, reported for the thirty
     (30) business days immediately preceding the Determination Date, and

           (b) If the Common Stock is not traded on an exchange or on the Nasdaq National Market but is traded on the Nasdaq SmallCap

     Market or other over-the-counter market, then the average
     (arithmetic mean) closing bid and asked prices reported for the thirty (30) business days immediately preceding the Determination Date.

           IN WITNESS WHEREOF, Eagle Pacific Industries, Inc. has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated May 10, 1996.

                             "Company"

                             EAGLE PACIFIC INDUSTRIES, INC.



                             /s/ William H. Spell
                             William H. Spell, President

     To: Eagle Pacific Industries, Inc.



     NOTICE OF EXERCISE OF WARRANT --    To Be Executed by the
                                         Registered Holder in Order to
                                         Exercise the Warrant

     The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase for cash, _________________ of the shares issuable upon the exercise of such Warrant, and requests that certificates for such shares (together with a new Warrant to purchase the number of shares, if any, with respect to which this Warrant is not exercised) shall be issued in the name of


                             ______________________________
                                         (Print Name)


     Please insert social security
     or other identifying number
     of registered holder of
     certificate (______________)  Address:

                             ______________________________

                             ______________________________


     Date:  _________, 19__  ______________________________
                                         Signature*




     *The signature on the Notice of Exercise of Warrant must correspond to the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatsoever. When signing on behalf of a corporation, partnership, trust or other entity, PLEASE indicate your position(s) and title(s) with such entity.

                               ASSIGNMENT FORM


     To be signed only upon authorized transfer of Warrants.



           FOR VALUE RECEIVED, the undersigned hereby sells, assigns,

     and transfers unto _____________________________ the right to purchase the securities of Eagle Pacific Industries, Inc. to which the within Warrant relates and appoints _____________, attorney, to transfer said right on the books of Eagle Pacific Industries, Inc.

     with full power of substitution in the premises.



     Dated:________________  _____________________________
                                         (Signature)

                                         Address:

                             ______________________________

                             ______________________________